Exhibit 99.1

BRBI BR PARTNERS S.A.

Companhia Aberta de Capital Autorizado

CNPJ/MF nº 10.739.356/0001-03 | NIRE 35.300.366.727

Notice to Shareholders

Interim Dividends Payment for the third quarter of 2025 and Retained earnings

BRBI BR PARTNERS S.A. (“Company”) informs its shareholders and the market in general that, at the Board of Directors Meeting held on November 6, 2025, the payment of interim dividends to its shareholders (“Interim Dividends”) was determined and approved, based on the results for the Company’s quarter ended September 30, 2025 and Retained earnings, in the aggregate amount of R$107,095,618.08 (one hundred and seven million, ninety-five thousand, six hundred eighteen reais and eight centavos).

i.	Dividend Amount per Share: the aggregate amount of R$107,095,618.08 (one hundred and seven million, ninety-five thousand, six hundred eighteen reais and eight centavos corresponding to R$0.34 (thirty-four centavos) per common or preferred share of the Company. Shareholders holding UNITs (BRBI11), consisting of 1 (one) common share and 2 (two) preferred shares, will therefore receive the equivalent of R$1.02 (one real and two centavos) per UNIT.

ii.	Ex-Dividend Declaration and Trading Date: The dividend payment will be made to the shareholders registered in the Company’s records on November 17, 2025, considering trading up to and including that date. The shares issued by the Company will be traded ex-dividend from and including November 18, 2025.

iii.	Payment Date: The dividends will be paid in a single installment on November 26, 2025, in Brazilian Reais, and there will be no monetary restatement or interest accrued between the dividend declaration date and the actual payment date. On the dividend payment date, the Company will credit the amount due to each shareholder, according to the number of UNITs (BRBI11) held on the base date of November 17, 2025 (inclusive), to the respective account and bank domicile provided by such shareholders’ broker to B3 S.A.- Brasil, Bolsa Balcão, and transferred to BTG Pactual Serviços Financeiros S.A. DTVM, the institution responsible for the bookkeeping of the Company’s UNITs.

For additional information, shareholders may contact their Broker, BTG Pactual Serviços Financeiros S.A. DTVM, or the Company’s Investor Relations department via email at ri@brpartners.com.br.

São Paulo, November 6, 2025.

BRBI BR PARTNERS S.A.

Vinicius Carmona Cardoso
Investor Relations Officer